Atlas Copco

Press Release from the Atlas Copco Group

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2006 MAY 24 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco inaugurates new factory in China

Stockholm, Sweden, May 19, 2006: Atlas Copco has today inaugurated a new compressor manufacturing plant in Liuzhou in Southern China. The production unit will produce oil-injected screw compressors and portable compressors, mainly of the Liutech brand for the Asian market.

The new facility, which is part of the Compressor Technique business area, will organize production in a more efficient and modern way in order to address a need for increased capacity. The investment, worth more than MSEK 45 (MEUR 4.8), is not only in a production plant, but also includes a customer center and a product development facility, employing in total 273 people.

The new factory has a modern layout according to the principles of lean manufacturing. Its controlled material flows will reduce production lead times and ensure a high quality of products and shorter delivery time for customers.

Says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique: *"Atlas Copco's compressor business is constantly growing in China and we simply outgrew the previous Liutech premises. With the possibility to increase production capacity, and a high and consistent facility level, we are confident that we will better serve customers and also create new opportunities for employment in the future."*

Atlas Copco's Construction and Mining Technique business area has also inaugurated its new manufacturing plant in China. Atlas Copco (Nanjing) Construction and Mining Equipment Ltd was officially opened in Nanjing on April 19, 2006. It assembles construction and mining equipment, mainly surface and underground drill rigs for the Chinese market and selected overseas markets, and employs 63 people plus another 40 in the customer center.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

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Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka